SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2015

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Savings Plan

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Part IV. Line 4i - Schedule of Assets (Held at Year-End)

Consent of Independent Registered Public Accounting Firm - Exhibit 23.1

Report of Independent Registered Public Accounting Firm

Plan Administrator and Audit Committee
Community Trust Bancorp, Inc. Savings Plan
Pikeville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Community Trust Bancorp, Inc. Savings Plan (Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets at December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA).  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA.  In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

Louisville, Kentucky
June 24, 2016
Federal Employer Identification Number:  44-0160260

Community Trust Bancorp, Inc.
Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets
Cash	$1,200	$0

Investments at fair value:
Community Trust Bancorp, Inc. common stock	18,006,568	18,417,832
Mutual funds	32,233,175	33,099,381
Money market funds	3,616,358	4,135,364
Total investments	53,856,101	55,652,577

Receivables:
Accrued interest and dividends	171,544	162,627
Total receivables	171,544	162,627

Total assets	54,028,845	55,815,204

Liabilities
Trade settlements payable	1,200	0
Excess contributions payable	47,304	50,610
Total liabilities	48,504	50,610

Net assets available for benefits	$53,980,341	$55,764,594

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2015 and 2014

Additions:	2015	2014
Contributions:
Participants	$2,371,353	$2,384,236
Employer	999,414	1,001,137
Rollovers	7,060	0
Total contributions	3,377,827	3,385,373

Investment income:
Net (depreciation) in fair value of investments	(1,708,660)	(359,522)
Interest and dividends	1,240,248	1,183,931
Total investment income	(468,412)	824,409

Deductions:
Benefits paid to participants	(4,693,668)	(3,575,405)

Increase (decrease) in net assets available for benefits	(1,784,253)	634,377

Net assets available for benefits:
Beginning of year	55,764,594	55,130,217

End of year	$53,980,341	$55,764,594

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Notes to Financial Statements

As of December 31, 2015 and 2014
and For the Years Ended December 31, 2015 and 2014

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary 401(k) Plan Description for more complete information, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  All amounts contributed to the Plan are held by the trustee, CTIC.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours of service.

Contributions

A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions.  For 2015 and 2014, the maximum amount of voluntary contributions was $18,000 and $17,500, respectively.  Participants age 50 and over may also make a catch-up contribution of $6,000 to the Plan for 2015 and $5,500 for 2014 .  During 2015 and 2014, CTBI made matching contributions per payroll period equal to 50% of the first 8% of each participant’s deferred compensation contributions, not to exceed 4% of such participant’s compensation.

Participant Accounts

Each participant’s account is credited with employer discretionary contributions, employee deferred compensation contributions, and the related employer matching contribution.  Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions.

Participant Investment Account Options

The Plan provides for the establishment of a variety of investment funds and a CTBI common stock fund.  These investment funds are participant directed. Participants may transfer account balances between funds, subject to certain limitations.  CTBI has the sole discretion to determine or change the number and nature of investment funds.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon.  Vesting in CTBI’s contribution portion of their accounts is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his account is payable to him if he has completed at least 1,000 hours or more of vesting service for three plan years.  Forfeited employer contributions are allocated to the accounts of participants who received an allocation of matching contributions in such plan year and who are employed on the last day of that plan year and is based on compensation.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash or CTBI common stock made in equal annual installments over a period of 5 years.

Forfeited Accounts and Excess Contributions

At December 31, 2015 and 2014, forfeited non-vested accounts totaled $10,639 and $5,648, respectively. These accounts will be reallocated to participants in the same manner as employer contributions.  Contributions made to the Plan are returned to participants when the Plan fails certain non- discrimination testing.  Excess contributions payable, adjusted for earnings, were $47,304 and $50,610 as of December 31, 2015 and 2014, respectively.  The Plan distributed the 2015 excess contributions before March 15, 2016.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Investments are reported at fair value.  Common stocks and mutual funds are valued at the closing price reported on the active market on which the individual securities are traded.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.  Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan document.

Payment of Benefits

Distributions to participants are recorded by the Plan when payments are made.

3.  Change in Accounting Principle

In 2015, the Plan changed its accounting policy on Plan accounting disclosures by adopting the provisions of ASU 2015-12, Plan Accounting (Topics 960, 962 and 965): Part II: Plan Investment Disclosures.  The accounting policy change provided for in ASU 2015-12 changes the Plan’s disclosure requirements to eliminate and modify certain investment-related disclosures.  This change was applied retrospectively to all periods presented.

4.  Federal Income Tax Status

The Internal Revenue Service ruled on July 17, 2002 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax-exempt qualification.  The Plan has been amended since receiving the initial Internal Revenue Service ruling. The most recent document was submitted and the IRS issued a favorable determination letter dated May 7, 2015.  Accordingly, no provision for income taxes has been included in the Plan's financial statements. With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examination by tax authorities for years before 2011.

5.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

6.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, any employer whose employees are covered by the Plan, and certain others.  All amounts contributed to the Plan are held by the trustee, CTIC.  Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2015	2014
CTBI common stock	$18,006,568	$18,417,832

7.  Plan Amendment

On January 27, 2014, a plan document effective January 1, 2013 was adopted to incorporate all previously adopted amendments into a single plan document for submission to the IRS for a plan determination letter.  On May 7, 2015, the IRS issued a determination letter for the Plan.  Therefore, Amendment Number One, effective January 1, 2013, was adopted on July 8, 2015 clarifying the definition of compensation; clarifying that Participants, former Participants or Beneficiaries have the right to direct the manner in which their funds are invested and that the Plan at all times shall maintain at least three investment choices, each diversified with materially different risk and return characteristics; and last, outlining that the Beneficiary of any Participant who dies while performing Qualified Military Service shall be entitled to receive the payment of a benefit equal to the benefit which the Participant would have been entitled had that Participant resumed employment and then thereafter terminated employment due to death.

8.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts distributed to these participants after December 31, 2015 and 2014 were $102,198 and $367,257, respectively.

9. Fair Value of Plan Assets

ASC Topic 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, ASC Topic 820 specifies a fair value hierarchy that prioritizes the information used to develop those assumptions.  There have been no significant changes in the valuation techniques during the year ended December 31, 2015.  The Plan had no liabilities measured at fair value on a recurring basis.  In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.  The fair value hierarchy is as follows:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, quoted prices in inactive markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Following are descriptions of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include Community Trust Bancorp, Inc. common stock, mutual funds, and money market funds.  Shares of mutual funds are valued at quoted market prices.  The fair values of Community Trust Bancorp, Inc. common stock are derived from the closing price reported on the NASDAQ Stock Exchange.

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the ASC Topic 820, fair value hierarchy in which the fair value measurements fall at December 31, 2015 and December 31, 2014:

		Fair Value Measurements as of December 31, 2015 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$18,006,568	$18,006,568	$0	$0
Mutual funds	32,233,175	32,233,175	0	0
Money market funds	3,616,358	3,616,358	0	0
	$53,856,101	$53,856,101	$0	$0

		Fair Value Measurements as of December 31, 2014 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$18,417,832	$18,417,832	$0	$0
Mutual funds	33,099,381	33,099,381	0	0
Money market funds	4,135,364	4,135,364	0	0
	$55,652,577	$55,652,577	$0	$0

10. Subsequent Events

Subsequent events have been reviewed through June 24, 2016, which is the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

Community Trust Bancorp, Inc.
Savings Plan

Form 5500, Schedule H, Part IV, Line 4i
EIN 61-0979818, Plan #006
Schedule of Assets (Held at Year-End)
December 31, 2015

Identity of Issuer (a)(b)	Description of Investment (c)	Cost (d)		Current Value (e)

Mutual Funds
Diamond Hill Small Cap Fund	Equity Mutual Fund, 39,202 units		**	$1,226,223

Goldman Sachs Growth Opportunities	Equity Mutual Fund, 79,916 units		**	1,877,234

Harbor International Fund #11	Equity Mutual Fund, 40,343 units		**	2,397,570

Vanguard Small Cap Growth Index Fund	Equity Bond Fund, 27,482 units		**	1,174,298

Vanguard Growth Index	Equity Bond Fund, 24,247 units		**	1,328,024

Vanguard Selected Value Fund	Equity Bond Fund, 109,224 units		**	2,823,441

Vanguard TG Retirement 2015	Equity Bond Fund, 25,980 units		**	369,698

Vanguard TG Retirement 2020	Equity Bond Fund 8,693 units		**	236,023

Vanguard TG Retirement 2025	Equity Bond Fund 20,820 units		**	325,213

Vanguard TG Retirement 2030	Equity Bond Fund 17,365 units		**	481,347

Vanguard TG Retirement 2035	Equity Bond Fund 2,088 units		**	35,168

Vanguard TG Retirement 2040	Equity Bond Fund 633 units		**	18,021

Vanguard TG Retirement 2045	Equity Bond Fund 10,022 units		**	178,185

Vanguard TG Retirement 2050	Equity Bond Fund 1,066 units		**	30,367

Vanguard TG Retirement 2055	Equity Bond Fund 938 units		**	28,927

Vanguard Index TGT Retire Income	Equity Bond Fund 1,703 units		**	21,197

Vanguard Windsor II Fund –Adm	Equity Bond Fund, 55,185 units		**	3,280,213

Vanguard 500 Index Fund	Equity Bond Fund, 59,527 units		**	11,219,561
				27,050,710
Fixed Mutual Funds
Vanguard Short Term Bond Index	Fixed Bond Fund, 129,438 units		**	1,350,035

Vanguard Intm Term Corp-Adm	Fixed Bond Fund, 397,555 units		**	3,832,430
				5,182,465
Money Market Funds
Goldman Sachs FS Gov’t MM FD #465	Money Market Fund, 3,615,298 shares		**	3,615,298

SEI Daily Income Gov’t Fund #36	Money Market Fund, 1,060 shares		**	1,060
				3,616,358
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 515,062 shares		**	18,006,568

Total Investments				$53,856,101

*	Indicates a party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.

Date: June 24, 2016	By:	/s/ Jean R. Hale
Jean R. Hale
Chairman, President, and Chief Executive Officer

/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President, Chief Executive Officer,
and Treasurer

/s/ Howard W. Blackburn, Jr.
Howard W. Blackburn, Jr.
Senior Vice President/Director of Human Resources